Filed by PropertyGuru Group Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Bridgetown 2 Holdings Limited

Commission File No.: 001-39932

Exclusive | Singapore’s PropertyGuru may consider future Asia listing after going public in New York as it aims to be ‘gateway’ to region’s real estate

South China Morning Post

By Chad Bray

29 July 2021

•	Property tech company to go public in US following merger with SPAC backed by Hong Kong tycoon Richard Li

•	PropertyGuru attracts more than 2.8 million real estate listings a month

PropertyGuru Group, the Singapore-based property technology company that agreed to be taken over last week by Richard Li Tzar-kai’s special public acquisition company (SPAC), may consider an Asian listing in the future after it goes public in New York.

The company sees additional “upside” to further expand its dominant position in its core markets in Southeast Asia as it seeks to become the go-to portal for real estate in the fast-growing region as it prepares for a listing on the New York Stock Exchange (NYSE) as soon as the fourth quarter, according to its top executive.

A secondary listing closer to home in Asia is one option on the table in the future, but going public in New York at this time was the best path to achieve its goals, said Hari Krishnan, the company’s CEO. The company previously shelved an initial public offering in Australia two years ago, citing the uncertainty of the market at the time.

“The US is not just the deepest capital pool, but, frankly, the most mature investors when it comes to technology businesses,” Krishnan told the Post. “The question became where would people be able to know what good looks like and what great looks like. We see ourselves as a very good technology business with the potential to be a great technology business. Putting ourselves in that investor pool, in that consideration set, in that ecosystem, I think facilitates a realisation of our vision.”

The company, which counts private equity firms TPG Capital and Kohlberg Kravis and Roberts (KKR) as investors, sees a potential US$8.1 billion revenue opportunity in the five markets where it operates and is “barely scratching the surface” in some areas, such as home services, which include movers and contractors, Krishnan said.

“We want to be the gateway to access southeast Asian real estate,” Krishnan said. “We see our ability to drive what we call a property trust platform for Southeast Asia. That’s what we’re trying to do – drive more transparency, drive more efficiency through the marketplace and through software. As a result of that, [we can] create more trust between the stakeholders in the property system. If you do that, you build a very valuable platform business.”

PropertyGuru agreed last week to be acquired by a SPAC backed by Li and billionaire technology investor Peter Thiel in a deal that valued the company at US$1.8 billion. Li, a billionaire himself, is the younger son of property tycoon Li Ka-shing, one of Hong Kong’s most recognisable businessmen.

The deal to be acquired by Bridgetown 2 Holdings is expected to close in the fourth quarter or next year’s first quarter.

As part of the transaction, Bridgetown secured an additional US$100 million in private investments in public entity (PIPE) financing, anchored by Baillie Gifford, Naya, Australia’s REA Group and Akaris Global Partners. REA also agreed to an additional US$32 million equity investment.

SPACs have been one of the hottest fundraising trends of the past few years, with more than US$115 billion raised since the start of this year. The blank-cheque companies have no existing business and exist solely to raise money to buy companies they later take public.

PropertyGuru had been exploring the public markets, but ultimately settled on a SPAC because of the sponsors behind it and its operating team, rather than the structure of the vehicle, Krishnan said

“Did they value us? Was there a meeting of the minds? Did they prescribe to our vision of the future for proptech in Southeast Asia? The answer to all of that was, ‘Yes’,” Krishnan said. “We also felt their ability to access unique investors in North America, as well as in Hong Kong in particular, were pretty good.”

Founded in 2007, PropertyGuru attracts more than 2.8 million real estate listings a month and garners visits from more than 37 million property seekers each month in Singapore, Vietnam, Malaysia, Thailand and Indonesia. It holds the number one position in four of those markets, as well as the number two position in Indonesia.

In addition to its online real estate portals, the company offers sales process automation software to property developers, known as FastKey. It is building what it hopes will eventually be a stand-alone property data provider similar to CoreLogic in the US and has started a mortgage marketplace where it acts as a broker in Singapore.

Southeast Asian markets are about a decade behind developed markets, such as Australia and the United Kingdom, in the migration of real estate offerings to online venues and are expected to experience significant growth, according to PropertyGuru.

The company remains unprofitable, reporting net losses of US$10.9 million in 2020 and US$29 million in 2019.

However, PropertyGuru has been positive on an earnings before income tax, depreciation and amortisation (Ebitda) basis for the past two years despite the economic slowdown caused by the coronavirus pandemic last year. The company is projecting an adjusted Ebitda of US$73.1 million, with a 33 per cent margin, in 2025.

“We take it very seriously that we want to increase our profitability over time and we’ve been able to do so,” Krishnan said. “From a net profit perspective, we are still loss making. We saw a declining net loss in [calendar year 2020] CY20. This is very much a Covid-impacted year for us.”

The company reported revenue of US$61.9 million in 2020, a 7 per cent decline from US$66.6 million in the prior year.

One challenge for the company’s expansion plans is the ongoing pandemic, with 2021 being viewed as a “Covid recovery” year.

For example, the company is forecasting 22 per cent year-on-year revenue growth to US$75.7 million this year, compared with revenue growth projections of 44 per cent in 2022 and 30 per cent in 2023.

“Covid remains one of our top risk factors,” Krishnan said. “There’s no two ways about it.”

PropertyGuru plans to use proceeds from the transaction to increase its organic growth and pursue “smart, surgical” acquisitions. Ahead of the Bridgetown merger, the company agreed to acquire MyProperty Data in Malaysia in November and REA’s businesses in Malaysia and Thailand in May and could pursue more acquisitions in the near term.

Krishnan said the company’s “first and foremost” priority will be to digest its latest acquisitions – the REA deal is expected to close next month. In the near term, the company would probably focus on fintech, data and software, but could pursue acquisitions down the road in home services, Krishnan said.

The long-term total addressable market for home services – an area where PropertyGuru does not have an appreciable presence – is about US$2.7 billion, according to the company’s investor presentation.

“We would prefer to be in our five markets, go deep into the real estate ecosystem,” Krishnan said. “We really want to drive that digital transformation [in the region].”

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between PropertyGuru Pte. Ltd. (“Property Guru”), PropertyGuru Group Limited (“PubCo”) and Bridgetown 2 Holdings Limited (“Bridgetown 2”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of PropertyGuru, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Bridgetown 2 and PropertyGuru, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of Bridgetown 2 or PropertyGuru is not obtained; the risk that the business combination disrupts current plans and operations of Bridgetown 2 or PropertyGuru as a result of the announcement and consummation of the business combination; the ability of PropertyGuru to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to PropertyGuru; the amount of redemption requests made by Bridgetown 2’s shareholders and the amount of funds available in the Bridgetown 2 trust account; PropertyGuru’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; customers of the Group continuing to make valuable contributions to its platform, the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates, general economic conditions in the countries in which the Group operates, the Group’s ability to attract and retain management and skilled employees, the impact of the COVID-19 pandemic on the business of the Group, the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group’s ability to grow and protect its brand and the Group’s reputation, the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; the fact that closing (the “REA Closing”) of the Group’s contemplated purchase of the Malaysian and Thai assets of REA Group Ltd. (“REA”) is subject to the satisfaction of certain closing conditions, including REA’s divestment of its 27% interest in 99 Group (the operator of the websites 99.co, iProperty.com.sg and rumah123.com), failing which the REA Closing may not occur; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, Bridgetown 2’s Quarterly Report on Form 10-Q and other documents filed by PubCo or Bridgetown 2 from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither Bridgetown 2 nor PropertyGuru presently know, or that Bridgetown 2 or PropertyGuru currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect Bridgetown 2’s and PropertyGuru’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or Bridgetown 2’s or PropertyGuru’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. Bridgetown 2 and PropertyGuru anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, Bridgetown 2 and PropertyGuru may elect to update these forward-looking statements at some point in the future, PubCo, Bridgetown 2 and PropertyGuru specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by PropertyGuru nor Bridgetown 2 or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing Bridgetown 2’s or PropertyGuru’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of PropertyGuru and Bridgetown 2 contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the PropertyGuru, Bridgetown 2 or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as an alternative to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may not be comparable to similarly titled non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between PropertyGuru and Bridgetown 2. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of Bridgetown 2 for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Bridgetown 2’s shareholders in connection with Bridgetown 2’s solicitation for proxies for the vote by Bridgetown 2’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to PropertyGuru’s shareholders in connection with the completion of the proposed business combination. Bridgetown 2 and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, Bridgetown 2 will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bridgetown 2 will send to its shareholders in connection with the business combination. Bridgetown 2’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Bridgetown 2’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about Bridgetown 2, PubCo, PropertyGuru and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Bridgetown 2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Bridgetown 2. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Bridgetown 2, PubCo and PropertyGuru and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Bridgetown 2’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Bridgetown 2’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about Bridgetown 2’s directors and executive officers in Bridgetown 2’s final prospectus filed with the SEC on January 27, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

8